Exhibit (a)(6)(A)

EFiled: Feb 22 2005 11:34AM EST
Filing ID 5187912

[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

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ELLEN WIEHL,	:
	:	C A. No.
Plaintiff,	:
:
vs.	:
:
EON LABS, INC., NOVARTIS AG,	:
THOMAS STRUNGMANN, BERNHARD	:
HAMPL, MARK R. PATTERSON,	:
FRANK F. BEELITZ, and	:
DOUGLAS M. KARP,	:
:
Defendants.	:
:
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CLASS ACTION COMPLAINT

Plaintiff, by her attorneys, alleges upon information and belief, except as to the allegations that pertain to plaintiff, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1.             This is a stockholders’ class action on behalf of the public stockholders of Eon Labs, Inc. common stock (“Eon” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Eon’s common stock by Novartis AG (“Novartis”) as detailed herein (the “Proposed Transaction”)

PARTIES

2.             Plaintiff Ellen Wiehl has been the owner of common stock of the Company since prior to the announcement of transaction herein complained of, and at all times continuously to date.

3.             Eon is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business at 1999 Marcus Avenue, Lake Success, New York, 11042. Eon is one of the largest suppliers of generic pharmaceuticals manufacturers in the United States employing approximately 500 people. Eon produces a broad range of pharmaceuticals in a wide variety of therapeutic categories. In 2004, Eon reported record sales of $ 431 million, an increase of 31% from 2003.

4.             Headquartered in Basel, Switzerland, Defendant Novartis is Europe’s fourth largest pharmaceutical company. In 2004, Novartis had achieved sales of $ 28.2 billion and a net income of $ 5.8 billion. Novartis companies employ about 81,400 people and operate in over 140 countries around the world. Novartis through its proposed purchase of privately owned Hexal AG will own approximately 67.7% of the equity of Eon.

5.             Defendant Thomas Strungmann (“Strungmann”) is and was at all relevant times the Company’s Chairman of the Board.  Defendant Strungmann and his twin brother, Andreas Strungmann, also co-founded Hexal AG (“Hexal”), a German corporation founded in 1986 which manufactures and sells pharmaceutical products in Germany, and has served as its Co-Chief Executive Officer and Co-President since then. Hexal owns approximately 67.7% of Eon.

6.             Defendant Bernhard Hampl (“Hampl”) is and was at all relevant times a director of the Company, as well as the Company’s President and Chief Executive Officer (“CEO”). From May 1995 to October 1995, Dr. Hampl was employed by Hexal to evaluate the possibility of establishing a U.S. subsidiary.

7.             Defendants Mark R. Patterson (“Patterson”), Frank F. Beelitz (“Beelitz”), and Douglas M. Karp (“Karp”) are and were at all relevant times a directors of the Company.

8.             The defendants named in paragraphs 5 through 7, collectively referred to as the “Individual Defendants,” as officers and/or directors of the Company, are in a fiduciary relationship with plaintiff and the other public shareholders of Eon, and owe them the highest obligations of good faith and fair dealing.

9.             Defendant Novartis, through its proposed acquisition of Hexal will have a 67.7% ownership interest in Eon. As the Company’s controlling stockholder, Novartis will be in a fiduciary relationship with plaintiff and the other public shareholders of Eon and as such will owe them the highest fiduciary duties of good faith, fair dealing, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

10.           Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and as a class action on behalf of all other stockholders of the Company (except defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ wrongful actions, as more fully described herein (the “Class”).

11.           This action is properly maintainable as a class action for the following reasons:

(a)           The Class is so numerous that joinder of all members is impracticable. As of November 8, 2004, there were 88,823,124 shares of the Company’s stock outstanding. There are likely hundreds, if not thousands, of record and beneficial holders of Eon common stock.

(b)           There are questions of law and fact which are common to the Class, including, inter alia, the following:

(i)            whether defendants have breached their fiduciary duties of undivided loyalty and good faith and fair dealing with respect to plaintiff and the other members of the Class in connection with the transaction;

(ii)           whether the Individual Defendants and Novartis, in connection with the transaction, are pursuing a course of conduct designed to eliminate the public shareholders of Eon in violation of their fiduciary obligations;

(iii)          whether Eon’s directors are able to negotiate at arm’s length and in good faith on behalf of Eon’s minority public shareholders;

(iv)          whether Novartis, as the controlling shareholder of Eon, has breached and is breaching its fiduciary duties to the Eon shareholders by making an unfair and inadequate offer to take the Company private;

(v)           whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the transaction, including the duties of candor, good faith, honesty and fair dealing; and

(vi)          whether plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

(c)           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and the Plaintiff has the same interests as the other members of the Class.  Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(d)           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(e)           Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate.

BACKGROUND

12.           Headquartered in Holzkirchen, Germany, Hexal is a privately-held pharmaceutical company which develops, produces, markets and distributes modern generic drugs and medicinal products. Hexal was founded in 1986 by Strungman and his twin brother Andreas Strungmann. Hexal ranks as the second largest manufacturer in the German generics market and the fourth largest generic manufacturer worldwide, employing approximately 7,000 people in over 40 countries. Hexal achieved sales of $ 1.65 billion in 2004.

13.           In 1995, Hexal bought 50% of the publicly traded shares of Eon. Over time Hexal has increased its stake. Presently, defendant Strungmann and his twin brother Andreas and their families hold a 67.7% stake in Eon Labs through a holding company.(1)

14.           Hexal, controlled by Defendant Strungman, does significant business with Eon. In 2003, the Company had net sales of $0.9 million of products to subsidiaries of Hexal. The Company purchased products and supplies from Hexal and its subsidiaries in the aggregate of $1.0 million in

(1)           The holding company, Santo Holding (Deutschland) AG, (“Santo”) is a privately held entity that owns 60,000,000 shares of Eon common stock, representing approximately 67.6% of the company’s outstanding common stock. Defendant Strüngmann, the Chairman of the Company’s Board of Directors and the Co-Chief Executive Officer and Co-President of Hexal AG, is an indirect significant stockholder and director of Santo. Defendant Strüngmann is an indirect significant stockholder and member of the board of directors of Hexal AG, a privately held entity, which owns 137,122 shares of common stock, representing ownership of approximately 0.15% of the Company’s outstanding common stock.  As a result, Defendant Dr. Strüngmann is the beneficial owner of 60,137,122 shares of common stock, representing ownership of approximately 67.8% of the Company’s outstanding common stock.

2003. The Company has an agreement with Hexal regarding the drug Cyclosporine. Pursuant to that agreement, the Company has been granted an exclusive and perpetual license to use patented technology from Hexal and pay Hexal a royalty on its sales of Cyclosporine, which was developed using that licensed technology. Pursuant to that agreement’s royalty arrangement, the Company expensed $3.2 million in 2003. In March 2003, the Company memorialized its agreement with Hexal regarding the sale of Cyclosporine products to a third party. Pursuant to that agreement the Company has been granted an exclusive license to use patented technology from Hexal to sell Cyclosporine to the third party outside of the United States. The Company makes royalty payments to Hexal on such sales as described above. The Company also sells the active pharmaceutical ingredient cyclosporine to the third party and retains an administrative fee from such sales, forwarding the remainder to Hexal. Pursuant to this agreement, the Company was obligated to forward $2.7 million to Hexal in connection with such sales made in 2003. In March 2002, the Company entered into a five-year technology agreement with Hexal. Pursuant to that agreement, Hexal cooperates with the Company with respect to the development, manufacture and sale in the United States of, and the sharing of certain information relating to, certain generic pharmaceutical products that Hexal develops. The Company has entered into several underlying product agreements for the rights to several products. The Company expensed $1.3 million in 2003 as provided in the underlying agreements. During 2003, Hexal incurred certain miscellaneous expenses on behalf of the Company totaling $0.1 million, which was reimbursed by the Company.

15.           On February 21, 2005, in an attempt to boost its own lagging generic drug business, Novartis announced that it had entered into a definitive merger agreement to acquire 100% of Hexal and Hexal’s 67.7% stake (65.4% fully diluted) in Eon for a total of EUR 5.65 billion in cash or approximately $8.3 billion.

16.           In addition, Novartis will launch a tender offer to acquire the remaining 31.9 million fully diluted shares (34.6%) in Eon Labs for $ 31.00 per share.

17.           To facilitate the acquisition of Hexal and control of Eon Labs, Novartis will undertake a series of transactions. Initially, two separate definitive agreements to pay a total of EUR 5.65 (or approximately $ 7.4 billion) billion in cash to acquire 100% of privately-held Hexal, and to acquire 60 million shares of Eon Labs (67.7% of Eon Labs’s share capital and 65.4% on a fully-diluted basis) from Santo.

18.           The second step involves a definitive agreement by which Novartis will offer to acquire the remaining approximately 31.9 million fully diluted public shares (treasury method) of Eon for $ 31.00 per share in cash.

19.           The transaction has been interpreted as a means to boost sales at Novartis’ Sandoz Generic drug unit, Novartis’ slowest growing division in 2004. For example, Dieter Winet, a portfolio manager at Swisscanto Asset Management has stated “The generics area was a problem for Novartis and with this acquisition they have resolved that problem with a quantum leap.”

20.           Both Eon and Hexal will be merged with Novartis’ Sandoz Unit, creating the world’s largest maker of generic pharmaceuticals and medicines based on global revenues. The combined company, which will operate under the Sandoz name will have a combined pro forma 2004 sales of approximately $5.1 billion and a portfolio of more than 600 drugs.

21.           Following the consummation of the transaction, Defendant Hampl will serve as Sandoz’s CEO.

22.           Contrary to the Company’s portrayal, the transaction actually represents a substantial discount to Eon’s minority public shareholders based on the intrinsic value of the Company and its future growth outlook, and is designed to take advantage of Eon’s current trading price without payment of any reasonable premium for the actual value of its assets or its future business prospects.

23.           According to estimates, Novartis is paying about 3.8 times Hexal’s and Eon’s combined sales. By comparison, in a similar transaction by Teva Pharmaceuticals (“Teva”) in January 2004, Teva paid approximately 6 times revenue in its purchase of Sicor Inc.

24.           Defendant Novartis’ tender offer for the minority shares of Eon is only approximately 11 percent more than Friday’s closing price of Eon shares.

25.           Accordingly, the consideration in the transaction is not an industry standard premium at all, nor is it in the best interests of Eon’s minority public stockholders. To the contrary, the consideration in the transaction is woefully inadequate, unfair, and clearly does not represent the true value of the Company.

26.           Novartis is intent on paying the lowest possible price to Class members, even though the Individual Defendants and Novartis, as the majority shareholder of Eon, are duty-bound to maximize shareholder value.

27.           Novartis has timed the transaction to freeze out Eon’s minority shareholders in order to capture for itself  Eon’s future potential without paying an adequate or fair price to the Company’s minority shareholders, to place an artificial lid on the market price of Eon stock so that the market would not reflect the Company’s potential, thereby purporting to justify an unreasonably low price.  In fact Novartis notes in the merger announcement on February 21, 2005, that:

Over the past three years alone, Eon Labs has produced 15 first-to-market launches and has positioned itself as the market share leader for nearly half of the products in its portfolio, which includes 67 molecules in 147 dosage strengths.  Eon Labs currently has 27 ANDAs (Abbreviated New Drug Applications) pending before the US Food and Drug Administration (FDA) covering approximately USD 14.3 billion in annual branded prescription drug sales.  The combined pipeline covers nearly all of the major molecules predicted to lose patent protection during the next few years, representing an estimated USD 69 billion in US product sales between 2005 and 2009.

28.           As noted above, Eon has seen remarkable growth in recent years, which has continued into the present fiscal year, which is not properly valued in the Proposed Transaction. For example, Eon on Oct. 21, 2004 Eon reported net income of $28.1 million for the third quarter ended September 30, 2004, compared to $17.8 million in the comparable quarter in 2003, an increase of 57.6%.  For the nine months ended September 30, 2004, net income was $89.2 million, compared to $51.0 million in the comparable period in 2003, an increase of 75.0%.  On July 22, 2004, Eon reported net income of $28.8 million for the second quarter ended June 30, 2004, compared to $18.0 million in the comparable quarter in 2003, an increase of 59.6%.  For the six months ended June 30, 2004, net income was $61.1 million, compared to $33.1 million in the comparable period in 2003, an increase of 84.4%. Moreover, on April 22, 2004, Eon reported record net income of $32.3 million for the first quarter ended March 31, 2004, compared to $15.1 million in the comparable quarter in 2003, an increase of 113.9%.

29.           Furthermore, in conjunction with the merger announcement on February 21, 2005, Eon announced preliminary financial results for the fourth quarter and year end December 31, 2004 of approximately $30.2 million (net income) for the fourth quarter ended December 31, 2004. This represents an increase of 57.3% compared to the comparable quarter in 2003 of approximately $19.2 million. Diluted earnings per share if expected to be $0.33 for the forth quarter ended December 31, 2004, compared to $0.21 for the comparable quarter in 2003, representing an increase of 57.1%.  Moreover, Eon expects net income for the year ended December 31, 2004 to be $119.4 million, compared to $70.1 million in the comparable period in 2003, an increase of 70.2%.

30.           In contrast, Novartis’ net income in the fourth quarter rose 1%, the slowest profit growth for Novartis in five quarters.

31.           The consideration to be paid to Class members in the transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Eon’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings.

32.           Novartis timed its offer to take advantage of the decline in the market price of Eon’s stock.  The offer has the effect of capping the market for Eon’s stock to facilitate Novartis’ plan to obtain the public interest in Eon as cheaply as possible.

33.           Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

34.           The defendants have breached their duty of loyalty to Eon stockholders by using their control of Eon to force plaintiff and the Class to sell their equity interest in Eon at an unfair price, and deprive Eon’s public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Eon’s public shareholders are properly protected from overreaching. Eon has breached its fiduciary duties, which arise from its control of Eon, by using its control for its own benefit.

35.           The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Eon and that possessed by Eon’s public shareholders. Defendants’ scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

36.           Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Proposed Transaction to the irreparable harm of plaintiff and the Class.

37.           Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

C.            To the extent the Proposed Acquisition is consummated, rescinding it or awarding rescissory damages to the Class;

D.            Directing defendants to account to the plaintiff and the Class for all damages suffered by them as a result of defendants’ wrongful conduct;

E.             Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.             Granting such other and further relief as this Court may deem just and proper.

Dated: February 22, 2005

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810) 919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 (302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP

320 East 39th Street

New York, New York 10016

(212) 983-9330